Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities and Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
The following material was used by senior leaders of ADC Telecommunications, Inc. to update employees about the merger of ADC and Andrew Corporation.
As an ADC leader, we are providing you with updates your employees MUST know to make this combination a success. For background information on the ADC Andrew combination, click HERE.
YOUR RESPONSIBILITY
Share this IMPORTANT information with your employees. This Fast Facts sheet will assist you in doing so.
WHY ARE WE COMBINING COMPANIES?
ADC: is ranked No. 1 or No. 2 in each major product group; is improving operational/financial performance; and has an innovative wireless and wireline portfolio with 80% of our sales focused in wireline infrastructure.
Andrew: is also ranked No. 1 or No. 2 in each major product group; has a strong China/India presence; and has a significant wireless technology portfolio with 90% of its sales focused in wireless infrastructure.
Combined we will be: a growth leader ($3.3 billion); relevant to consolidating carriers; have converged solutions for Fixed/Mobile networks; a global footprint and sales channels; and successful management with proven execution.
UPDATES SINCE DAY OF ANNOUNCEMENT
Integration planning efforts have begun in earnest. The Integration Core Team has reviewed lessons learned from ADC and Andrew regarding prior integration efforts and have designed an integration planning process building on those lessons.
COMBINATION OBJECTIVES AND PRINCIPLES
The core objective of the integration planning process is to facilitate rapid integration that starts IMMEDIATELY upon transaction close. The following four principles are guiding the integration teams:
1.	Customers First: Actions must always reflect customers are our first priority. The teams will work to ensure our customer focus is never compromised because of the integration process.

2.	Respect for People: The teams will treat each other with respect and integrity and be honest and direct with one another.

3.	Speed to Value: The teams must execute quickly to ensure the expected combined value is achieved and translated into measurable business results.

4.	“Better of Both” Practice: The teams will quickly assess the current processes of ADC and Andrew, adopting the most appropriate practice for either or defining a new process if required.
COMBINATION TIMELINE
May 31, 2006 — ADC Andrew combination announced.
June 29, 2006 — ADC Andrew Integration Planning Core Team launched. Integration project teams are working on their focus areas to make this an effective transition upon successful deal close.
July 5, 2006 - ADC and Andrew receive notice of early termination of Hart-Scott-Rodino Act waiting period.
July 10-11, 2006 — ADC and Andrew Senior Executive Planning Session is held. Discussion topics included a new ADC Andrew vision, mission, guiding principles and FY07 priorities. Additionally, they spent time ensuring a common mutual understanding regarding Level II (Bob Switz direct reports) organizational roles and responsibilities.
NEXT STEPS
1.	All ADC Andrew integration team members are currently working together to build charters and begin the process of completing analysis, evaluating alternatives and developing recommendations within their teams. A senior executive progress review is scheduled for late July.

2.	As of “Day 1” when the transaction closes, every ADC Andrew employee should understand their role and reporting structure within the company. The Senior Executive Team will be responsible for this important priority. Currently, ADC Andrew senior executives are beginning the process of defining next level organizational structures to be effective upon close of the transaction. They are scheduled to meet together as a senior executive team in mid-August to review alternatives and discuss next steps.
WHAT CAN EMPLOYEES DO TO MAKE THIS PROPOSED MERGER A SUCCESS?
1.	Remain extremely vigilant in the support we provide to our customers during this time between announcement and close of the proposed merger.

2.	Don’t get distracted. Teamwork will be essential.

3.	STAY FOCUSED on the business so we can successfully execute on our Q3 & Q4 goals and meet the needs and demands of our customers.

4.	We MUST remain an Andrew competitor until deal close, meaning business as usual.
WHERE CAN EMPLOYEES FIND MORE INFORMATION?
Many employees have questions on how this will affect them, ADC and Andrew. Please do not assume we know all the questions. Instead, take the time to share available information your employees and offer them a chance to ask questions. The integration teams are focused on getting answers to employees as quickly as is feasible. Avenues for questions include:
•	You, their manager

•	Their Human Resources department

•	The “Ask ADC” e-mail address. (In the “TO” field of an e-mail, type in Ask.ADC@adc.com.)

•	The ADC Andrew Integration Bulletins

•	The ADC Andrew Integration Community on Broadway (Broadway/Hot Items/ADC Andrew Integration Community). Here you will find: communication materials on Andrew; Q&A’s; integration team member list and executive sponsors; and more. Check this site often for updates. Please share this site with your employees.

Cautionary Statement under the Private Securities Litigation Reform Act of 1995
This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew’s Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).

July 21, 2006